**Exhibit 10.1**

PZENA INVESTMENT MANAGEMENT, LLC
AMENDMENT TO AMENDED AND RESTATED OPERATING AGREEMENT

This Amendment to the Amended and Restated Operating Agreement dated as of October 30, 2007, (herein called "this Amendment") is hereby made and executed by Pzena Investment Management, Inc. as the Managing Member (the "Managing Member") of Pzena Investment Management, LLC, a Delaware limited liability company (the "Company") established under a restated Operating Agreement dated as of January 3, 1996, and amended by various amendments reflected in the record books of the Company (as amended, the "Operating Agreement"), and those Class B Members whose signatures are affixed hereto. Capitalized terms used but not defined herein have the meanings given to them in the Operating Agreement.

WHEREAS, the Managing Member has determined to amend the notice provision under Section 2.01(b) of Article II of Exhibit B to the Operating Agreement; and

WHEREAS, pursuant to Section 11.01 of the Operating Agreement, terms and provisions of the Operating Agreement, including any Exhibit or Schedule thereto, may be modified or amended at any time and from time to time with the written consent of the Managing Member and a Majority in Interest of the Class B Members.

NOW THEREFORE, pursuant to Section 11.01 of the Operating Agreement, the Managing Member amends Exhibit B to the Operating Agreement as follows:

Article II, Section 2.01(b) is hereby amended to replace the notice provision in its entirety with the following:

The Managing Member shall provide, in respect of at least one (1) Exchange Date in each Annual Period, a written notice (an "Exchange Notice") to all Class B Members at least fifteen (15) calendar days prior to such Exchange Date. In respect of any other Exchange Date within such Annual Period, the Managing Member may provide an Exchange Notice to one or more Class B Members such number of days prior to such Exchange Date as the Managing Member may determine in its sole discretion.

This Amendment may be executed in one or more counterparts, and each of such counterparts shall for all purposes be deemed to be an original.

IN WITNESS WHEREOF, this Amendment has been duly executed to be effective as of March 24, 2010.

MANAGING MEMBER:

Pzena Investment Management, Inc.

/s/ Richard S. Pzena
By: Richard S. Pzena, Chief Executive Officer

CLASS B MEMBERS:

/s/ Richard S. Pzena
Richard S. Pzena


/s/ John P. Goetz
John P. Goetz


/s/ William L. Lipsey
William L. Lipsey